EXHIBIT 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2003
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	532,088	$1.74

Diluted	563,908	$1.64
Average Shares Outstanding	532,088	$1.74
Common Stock Equivalents	31,820	$0.10

	Year Ended December 31, 2002
Basic Weighted Average Shares Outstanding	532,088	$1.95

Diluted	555,713	$1.87
Average Shares Outstanding	532,088	$1.95
Common Stock Equivalents	23,625	$0.08